Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

July __, 2012

VIA EDGAR TRANSMISSION

Ms. Deborah O’Neal-Johnson
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”) Securities Act Registration No: 333-62298 Investment Company Act Registration No: 811-10401 Marketfield Fund (S000018259)

Dear Ms. O’Neal-Johnson:

Pursuant to Section 14(a) of the Securities Exchange Act of 1934, transmitted herewith by the Trust on behalf of its series, the Marketfield Fund (the “Fund”), is a Definitive Proxy Statement on Schedule 14A, in response to your oral comments of July 11, 2012 regarding the preliminary proxy statement filed by the Trust, on behalf of the Fund, on July 2, 2012, with respect to the proposed reorganization of the Fund into MainStay Marketfield Fund (the “Acquired Fund”), a newly formed series of the MainStay Funds Trust.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.  Unless otherwise indicated, defined terms below have the same meaning as defined in the proxy statement.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

1.  Staff Comment:  Please provide the Staff with an analysis of why it is appropriate to use a Schedule 14A proxy statement, and why a Form N-14 prospectus/proxy statement is not required given the circumstances of the proposed reorganization.

Response:  Form N-14 provides for registration of securities under the Securities Act of 1933, as amended (the “Securities Act”), to be issued in: (i) a transaction of the type specified in Rule 145(a) under the Securities Act (“Rule 145(a) transaction”); (ii) a merger in which a vote or consent of the security holders of the company being acquired is not required under applicable state law; (iii) an exchange offer for securities of the issuer or another person; (iv) a public reoffering or resale of any securities acquired in an offering registered on Form N-14; or (v) two or more of the transactions listed in items (i) through (iv).  The transaction described in the Proxy Statement filed with the Commission on July 2, 2012 (the “Reorganization”) will not be a transaction described in items (ii) through (iv).  It is the Trust’s view that the Reorganization is not a Rule 145(a) transaction.

Rule 145 under the Securities Act generally requires the registration of securities issued in connection with certain reclassifications, mergers, consolidations and transfers of assets.  However, the preliminary note to Rule 145 explains that these transactions are subject to the registration requirements of the Securities Act only when a plan or agreement is submitted to shareholders under which they must “elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.”

In the Trust’s view, shareholders of the Fund are not being asked to make a new investment decision in connection with their consideration of whether to approve the Reorganization.  As described more fully in the Proxy Statement, if the Reorganization is approved, continuity of shareholder investment expectations will be maintained because the investment objectives of the Fund and the Acquiring Fund are identical and the principal investment strategies and risks of the Fund will be substantially similar to those of the Acquiring Fund.

The portfolio manager currently providing investment advice to the Fund will be responsible for providing investment advice to the Acquiring Fund after the Reorganization is consummated.  Further, the Reorganization does not involve the combination of existing funds with existing assets, shareholders and operating histories.  Rather, prior to the Reorganization, the Acquiring Fund will have had no assets or operating history and simply will serve as a shell into which the Fund will be reorganized and all of its assets transferred.  Upon consummation of the Reorganization, the Acquiring Fund will assume the accounting and performance history of the Fund.  At the effective time of the Reorganization, the number of shares to be issued by the Acquiring Fund in connection with the Reorganization will be the same as the number of shares owned by Fund shareholders and the net asset value of the Acquiring Fund’s shares will be the same as the net asset value of the Fund’s shares.  Thus, shares of the Acquiring Fund will represent a continuation of the same investment and economic interests that are presently represented by shares of the Fund.

A condition precedent to the Reorganization will be receipt by the Trust (of which the Fund is a series) and MainStay Funds Trust (of which the Acquiring Fund is a series) of an opinion of counsel to the effect that the Reorganization will not result in the recognition of any gain or loss for federal income tax purposes to the Fund, the Acquiring Fund or the shareholders of the Fund.

Even if the Reorganization were treated as a Rule 145(a) transaction, we believe the exception provided by Rule 145(a)(2) is available.  Rule 145(a)(2) provides that a merger, consolidation or similar plan or acquisition solely involving a change in domicile is not subject to the registration requirements of the Securities Act.  The “change in domicile” exception to the registration requirements of Rule 145 was carved out to preserve the “no-sale” theory previously embodied in Rule 133 for reorganizations effected to change an issuer’s domicile.  Over the years, the scope of the “change in domicile” exception contained in Rule 145(a)(2) has grown significantly through liberal construction of the Rule by the Commission’s staff, recognizing that various changes in a fund’s management and policies might be made incident to a reorganization.  These interpretations recognize that no sound policy reason dictates anything more than a proxy statement, in such reorganizations, as a means of informing shareholders and gaining their approval as required by applicable state or federal law.  For example, the SEC staff has taken “no action” positions in a number of cases involving corporate reorganizations without any change in domicile.1  In some instances, these corporate reorganizations have been accompanied by unrelated changes in fund structure or manner of investment.2  The policies underlying Rule 145(a)(2) have been applied broadly by the SEC staff to exempt from registration transactions in which there is a change in domicile and it is accompanied by “incidental” changes in legal form, structure and voting arrangements.3  Rule 145(a)(2) has also been interpreted to permit changes in domicile with accompanying management and structural changes that go beyond those “incidental” to a change in domicile.4  Finally, the SEC staff’s interpretive release on Rule 145 indicates that the exemption contained in Rule 145(a)(2) would be applicable to a change in domicile effected by way of a merger in which the surviving corporation would have a broader corporate purpose provision, where a new class of preferred stock was to be authorized, and where preemptive and cumulative voting rights were to be eliminated by the merger.5

1 See, e.g., Lazard Freres Institutional Fund, Inc. (pub avail. Feb. 26, 1987) (reorganization of three Maryland corporations into newly-created shell series of two existing Maryland corporations); Massachusetts Financial Development Fund, Inc. (pub. avail. Jan. 10, 1985) (reorganization of five Massachusetts business corporations into Massachusetts business trusts).

2 See, e.g., Scudder Common Stock Fund, Inc. (pub. avail. Oct. 10, 1984) (reorganizations from two Massachusetts corporations to Massachusetts business trusts with proposed changes in investment objectives and fundamental investment restrictions).

3 See, e.g., Frank Russell Investment Company (pub. avail. Dec. 3, 1984) (reorganization of Maryland corporation into Massachusetts business trust); John Hancock Bond Fund, Inc. (pub. avail. Nov. 29, 1984) (reorganization of Maryland and Delaware corporations into Massachusetts business trusts); United Gold Shares, Inc. (pub. avail. Sept. 17, 1984) (reorganization of Texas corporation with one series of common shares and Maryland corporation with five series of common shares into Massachusetts business trust with eight series of shares, including two newly-created series of shares).

4 See, e.g., PEMCO (pub. avail. May 31, 1988) (reorganization of New York limited partnership into Maryland corporation where the directors of the successor corporation were different persons from the general partners of the predecessor partnership, new investment policies, restrictions and operations were introduced, and the custodian and independent certified accountants were changed); Aetna Variable Fund, Inc. (pub. avail. Jan 23, 1984) (reorganization of three Maryland corporations into Massachusetts business trusts where changes would be made to “standardize” the advisory, distribution, custodian and transfer agent agreements among the three new entities, and the new advisory agreements would effect changes requiring the payment of certain expenses by the new trusts rather than by the adviser, resulting in an 10 -- 15 basis point increase in fund expenses).

5 See Illustration II(b) in Securities Act Release No. 5463 (Feb. 28, 1974).

In the Trust’s view, the Reorganization is merely a combination of the types of changes addressed in the Release and in previous no-action requests.  All material information necessary to make an informed judgment about the Reorganization will be contained in the Proxy Statement to be furnished to Fund shareholders in soliciting their approval.  Such information will include, among other things, a description of MainStay Funds Trust, a discussion of the effect of the Reorganization on the investment strategy and fee structure of the Fund and a description of New York Life Investments and MAM and their roles as investment adviser and sub-adviser, respectively, with the Acquiring Fund post-Reorganization, as well as the “manager of managers” exemptive relief available to the Acquiring Fund as a series of MainStay Funds Trust.  Finally, it is important to note that a post-effective amendment relating to the offering of the Acquiring Fund’s shares has been filed SEC.  The Reorganization will not be consummated before the registration of the offering is effective.  Further, Fund shareholders will receive, along with their Proxy Statement, a preliminary prospectus for the Acquiring Fund.

2.  Staff Comment:  Please explain the expectations for timing of the effectiveness of the Acquiring Fund’s registration with the Commission.

Response: MainStay Funds Trust filed Post-Effective Amendment No. 26 to its Registration Statement on Form N-1A with the Commission on July 2, 2012 for the purpose of establishing the Acquiring Fund, with a proposed effective date of September 17, 2012 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended.  The Trust intends to provide shareholders of the Fund as of the record date with a copy of the preliminary prospectus for the Acquiring Fund along with the proxy statement mailing.

3.  Staff Comment:  Please format the cross-reference to the detailed explanation of Fund and Acquired Fund expenses and Exhibit B on page 5 of the proxy statement using bold typeface.

Response: The Trust responds by making the requested revision.

4.  Staff Comment: With respect to the second paragraph under the sub-heading entitled “Comparison of Investment Objectives, Principal Investment Strategies and Policies” on page 6 of the proxy statement, please clarify whether the Acquired Fund is permitted to engage in borrowing for leverage and/or securities lending.

Response: The Trust responds by revising the applicable paragraph to read as follows (added disclosure emphasized using italics):

“However, it is important to note two investment policies in which the Acquiring Fund’s principal investment strategies will differ from those of the Fund.  First, the Fund may currently borrow money from banks or other financial institutions to purchase securities, which is commonly known as “leveraging,” in an amount not to exceed one-third of its assets, as permitted by the 1940 Act.  Second, the Fund may engage in securities lending to earn income.  The Fund has not actively pursued either of these elements of the principal investment strategy and, at this time, the Acquiring Fund does not permit borrowing money from banks or other financial institutions to purchase securities or securities lending as a principal investment strategy.  Therefore, New York Life Investments and MAM believe that there will not be any material differences between the way that the Fund is currently managed and the management of the Acquiring Fund.”

5.  Staff Comment: Please consider adding a summary discussion of the principal investment strategies of the Fund and Acquiring Fund prior to the discussion of principal risks on page 6 of the proxy statement.

Response: The Trust responds by adding the following summary of the principal investment strategies of the Fund and Acquiring Fund prior to the discussion of principal risks on page 6 of the proxy statement:

“Summary of Principal Investment Strategies

The following describes the principal investment strategies of the Acquiring Fund.  These investment strategies are substantially similar to those of the Fund.  Additional information on the principal investment strategies of the Acquiring Fund can be found in the preliminary prospectus accompanying this Proxy Statement.

To achieve its investment objective, MAM will allocate the Acquiring Fund’s assets among investments in equity securities, fixed-income securities and other investment companies, including exchange traded funds (“ETFs”), in proportions consistent with the MAM’s evaluation of their expected risks and returns.

The Acquiring Fund’s equity securities investments may include common and preferred stocks of U.S companies of any size.  The Acquiring Fund may invest up to 50% of its net assets in equity securities of foreign companies of any size, including up to 35% of its net assets in securities issued by corporations or governments located in developing or emerging markets.  The Acquiring Fund’s investments in foreign securities may include, but are not limited to, American Depositary Receipts, European Depositary Receipts and Global Depositary Receipts.  Also, with respect to 50% of the Acquiring Fund’s net assets, the Acquiring Fund may engage in short sales of securities to profit from an anticipated decline in the price of the securities sold short.

The Acquiring Fund’s investments in fixed-income securities normally consist of investment grade corporate bonds and debentures, mortgage-backed and asset-backed securities, United States Treasury obligations, municipal securities, obligations issued by the U.S. Government and its agencies or instrumentalities and convertible securities.  However, the Acquiring Fund may invest up to 30% of its net assets in fixed income securities that are below investment grade.  Below investment grade securities are generally securities that receive low ratings from independent rating agencies, such as rated lower than BBB - by Standard & Poor’s and Baa3 by Moody’s Investor Service, Inc., or if unrated, are determined to be of equivalent quality by MAM.  If independent rating agencies assign different ratings to the same security, the Fund will use the higher rating for purposes of determining the security’s credit quality.  Some securities that are rated below investment grade by independent rating agencies are commonly referred to as “high yield debt” or “junk bonds”.  The fixed-income securities in which the Acquiring Fund invests may have maturities of any length and may have variable and floating interest rates.  The Acquiring Fund may also invest in zero-coupon bonds, without limitation.

In addition, the Acquiring Fund may invest up to 50% of its net assets in equity or fixed-income options, futures contracts and convertible securities and may invest up to 30% of its net assets in swap agreements.

Investment Process. When reviewing investment opportunities for the Acquiring Fund, MAM considers various factors, including macroeconomic conditions, corporate earnings at a macroeconomic level, anticipated inflation and interest rates, consumer risk and its perception of the outlook of the capital markets as a whole.  A macroeconomic strategy focuses on broad trends and is generally distinguished from a strategy that focuses on the prospects of particular companies or issuers.  MAM may allocate the Acquiring Fund’s investments between equity and fixed-income securities at its discretion, without limitation.

Security selection for the Acquiring Fund is driven by MAM’s top-down analysis of economic issues, its perception of investor sentiment and investment flows.  Once MAM has identified a theme that is expected to either benefit or disadvantage a specific sector or country, it seeks to implement an investment strategy that is appropriate for the Acquiring Fund.  In some cases, MAM may utilize a sector- or country-specific ETF that offers exposure to a broad range of securities.  In other situations, MAM may select a single issue that is perceived by it to be particularly germane to a specific concern or a small group of issues with characteristics that match the goal of creating portfolio exposure to a macroeconomic theme.

MAM may sell a security if it no longer believes the security will contribute to meeting the investment objective of the Acquiring Fund or when the security is deemed less attractive relative to another security on a return/risk basis.  MAM may also sell or reduce a position in a security if it sees the investment theme failing to materialize.

6.  Staff Comment: Please clarify whether the following statement under “Short Selling Risk” on page 7 of the proxy statement applies only to the Fund: “The Fund may not be able to borrow a security that it needs to deliver or it may not be able to close out a short position at an acceptable price and may have to sell related long positions before it had intended to do so.”

Response:  The Trust responds by revising this statement to clarify that it applies to both the Fund and Acquiring Fund.

7.  Staff Comment: With respect to the discussion of the Acquiring Fund’s investments in derivative securities, please inform the Staff as to whether the Acquiring Fund will invest in credit default swaps.  If yes, please clarify that the Acquiring Fund intends to cover the full notional value of the swaps.

Response:  The Trust responds by stating supplementally that the Acquiring Fund will have the ability to invest in credit default swaps.  The Trust also confirms that the Acquiring Fund will cover written credit default swaps at the full notional value of the swap for the purposes of the Investment Company Act of 1940, as amended.

8.  Staff Comment: Please consider adding disclosure to the comparison of the Fund and Acquiring Fund’s fundamental investment restrictions that describes the effect of the differences between the restrictions of each fund.

Response: The Trust responds by adding the following disclosure to the comparison of investment restrictions:

“Although there are differences in the fundamental investment restrictions of the Fund and the Acquiring Fund, because the Fund and Acquiring Fund have substantially similar investment strategies and policies, the Fund anticipates that the differences in investment restrictions will have little or no substantive effect.”

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If you have any additional questions or require further information, please contact me at (414) 765-5384.

Sincerely,

/s/ Rachel A. Spearo

Rachel A. Spearo, Esq.
Secretary
Trust for Professional Managers